goldcorp inc.

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goldcorp

# ***Management's Discussion & Analysis***

*2004 Consolidated Financial Statements*

CONTENTS

1.	INTRODUCTION	1

2.	OVERVIEW OF 2004	1
	Provides a summary of Goldcorp’s financial results and operating performance

3.	OUTLOOK FOR 2005	5
	Provides a view on production costs, exploration and cash flow

4.	RISKS & UNCERTAINTIES	5
	Identifies the risk factors for the business and the programs to mitigate them

5.	CONSOLIDATED FINANCIAL RESULTS OF OPERATIONS	7
	Analyses revenues, expenses, other income, income taxes and earnings

6.	OPERATIONAL REVIEW	10
	Discusses operating results by business unit or mine
	• Red Lake Mine
	• Wharf Mine
	• Saskatchewan Minerals

7.	LIQUIDITY AND CAPITAL RESOURCES	13
	Describes sources and uses of cash and balance sheet strength
	• Cash Resources
	• Commitments
	• Cash Flow from Operating Activities
	• Cash Flow from Investing Activities

8.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	15
	Discusses critical accounting policies and management estimates
	Includes a review of non-GAAP performance measures

9.	QUARTERLY DATA AND FOURTH QUARTER 2004 RESULTS	17

10.	CONSOLIDATED FINANCIAL STATEMENTS FOR 2004	19
	• Management’s Responsibility for Financial Statements
	• Auditors’ Report to the Shareholders
	• Consolidated Balance Sheets
	• Consolidated Statements of Earnings
	• Consolidated Statements of Retained Earnings (Deficit)
	• Consolidated Statements of Cash Flows
	• Notes to Consolidated Financial Statements

This MD&A contains certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldcorp’s expectations are disclosed in Goldcorp documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

GOLDCORP INC.     1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1. Introduction

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) together with the consolidated financial statements and accompanying notes provides a detailed account of Goldcorp Inc.’s performance as prepared on February 16, 2005.

The consolidated financial statements of Goldcorp Inc. (“Goldcorp”) have been prepared in accordance with accounting principles generally accepted (“GAAP”) in Canada. Goldcorp’s policies are consistent with accounting policies generally accepted in the United States (“US”) in all material respects except as outlined in Note 14 to the consolidated financial statements.

Goldcorp’s consolidated financial statements are expressed in US dollars. All amounts in this report are in US dollars, except where otherwise indicated.

The MD&A includes certain forward-looking statements. Please read the cautionary note on the inside cover of this report.

2. Overview of 2004

Goldcorp is a North American based gold producer engaged in exploration, extraction, and processing of gold. The Company’s primary asset and key value driver is its Red Lake Mine, which, in 2004, produced a record 551,886 ounces of gold, making it the largest producing gold mine in Canada for the fourth consecutive year. Goldcorp has a strong and liquid balance sheet, no debt and has not hedged or sold forward any of its future gold production.

Goldcorp’s other operations include the Wharf Mine, a gold mine located in the Black Hills of South Dakota, USA and Saskatchewan Minerals, an industrial minerals operation in Saskatchewan, Canada, which produces natural sodium sulphate used primarily in the detergent industry.

Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets in areas of low political risk. At the end of 2004, Goldcorp had liquid assets with a market value of $460.8 million, comprised of cash and short-term investments of $333.4 million, gold bullion of $96.4 million and marketable securities of $31.0 million.

Goldcorp is listed on the New York and Toronto stock exchanges and its options trade on the American Stock Exchange, the Chicago Board of Options Exchange and the Pacific Stock Exchange in the United States and on the Montreal Exchange in Canada.

Financial Results

(in millions of US dollars, except per share amounts)

	2004	% Change	2003	% Change	2002

Revenues	$191.0	(27.3%)	$262.6	41.8%	$185.2

Revenues from gold sales	$178.3	(28.4%)	$249.0	45.4%	$171.2
Realized gold price ($/oz)	409	11.4%	367	17.6%	312
Actual average gold price ($/oz)	409	12.4%	364	17.4%	310

Earnings	$51.3	(48.1%)	$98.8	44.9%	$68.2
Per Share: Basic	0.27	(50.0%)	0.54	38.5%	0.39
Diluted	0.27	(49.1%)	0.53	43.2%	0.37

Total Assets	$701.5	9.9%	$638.5	39.5%	$457.7
Cash dividends declared	$31.3	(37.5%)	$50.1	155.6%	$19.6

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Revenues in 2004 decreased 27.3% from last year. Reported revenues were significantly higher in 2003 due to the sale of production ounces accumulated from years prior to 2003. Beginning in the second half of 2001, Goldcorp began accumulating a significant gold bullion inventory by withholding from sale a portion of the Company’s gold production in anticipation of higher gold prices. At the beginning of 2003, 95,882 ounces of gold held back from sale had been accumulated of which 35,061 ounces were produced in 2001 and 60,821 ounces were produced in 2002. During the fourth quarter of 2003, Goldcorp sold these holdings of produced gold bullion at an average sales price of $388 per ounce resulting in an additional $37.2 million in revenue for 2003. During 2004, Goldcorp has maintained throughout the year a policy of only selling approximately two-thirds of gold production with the other one-third held back from sale in anticipation of higher gold prices. Consequently, the Company sold 427,576 of gold during 2004 compared to 677,936 ounces sold during 2003. Partially offsetting the decrease in ounces sold is a $42 per ounce (11.4%) increase in the realized price of gold.

From a production standpoint, 2004 proved to be an exceptional year as the Red Lake Mine produced a record 551,886 ounces compared to 532,028 ounces in 2003 and 525,000 ounces as originally forecasted. The excellent operating results at Red Lake combined with a strong year at the Wharf Mine contributed to a consolidated gross operating margin of 63%, compared to 66% for 2003 and 65% in 2002. Earnings on a GAAP basis for 2004 were $51.3 million ($0.27 per share), a 48% decrease compared to the $98.8 million ($0.54 per share) in earnings for 2003. The difference largely reflects the timing of when the gold is sold since GAAP revenue is based on the sale, rather than the production of gold. Refer to Bullion Adjusted Results on page 4 for an alternative measure of earnings based on production, rather than the sale of ounces.1

Operating Results

(in US dollars, except gold production ounces)

	2004	% Change	2003	% Change	2002

Gold Production (oz)

Red Lake Mine	551,886	3.7%	532,028	1.2%	525,930
Wharf Mine	76,119	7.5%	70,817	(13.6%)	81,989

Total ounces produced	628,005	4.2%	602,845	(0.8%)	607,919

Total ounces sold	427,576	(36.9%)	677,936	23.9%	547,098

Production costs ($/oz)[1]

Red Lake Mine
Cash cost	$92	15.0%	$80	23.1%	$65
Non-cash cost	36	16.1%	31	6.9%	29

Total cost – Red Lake Mine	$128	15.3%	$111	18.1%	$94

Wharf Mine
Cash cost	$255	(7.6%)	$276	10.4%	$250
Non-cash cost	104	19.5%	87	45.0%	60

Total cost – Wharf Mine	$359	(1.1%)	$363	17.1%	$310

Weighted average
Cash cost	$115	15.0%	$100	7.5%	$93
Non-cash cost	46	24.3%	37	12.1%	33

Total cost – Goldcorp	$161	17.5%	$137	8.7%	$126

[1]	For an explanation of non-GAAP performance measures refer to page 16. Cash and total costs are calculated in accordance with the Gold Institute standards.

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Bullion Adjusted Earnings and Bullion Adjusted Cash Flow illustrate, on an after-tax basis, the normalized earnings and per share amounts had bullion been sold in the year produced. These are not GAAP measures of earnings or cash flow and are unlikely to allow meaningful comparability to other companies.

Impact of withholding gold production

Revenue from gold bullion production is recognized when title passes to the purchaser and as a result revenue is recorded when the gold is sold, not when it is produced. Unlike other gold producers, Goldcorp strategically holds back the sale of gold bullion ounces in anticipation of higher prices. This had a dramatic impact on the reported results of the Company during 2004 as 628,005 ounces of gold were produced but only 427,576 ounces were sold (68% of production). The unsold gold is carried on the balance sheet at a cost of $33.9 million while it has a market value of $96.4 million based on the December 31, 2004 gold price. Conversely, in 2003, Goldcorp was in an opposite position whereby 602,845 ounces of gold were produced and 677,936 ounces were sold (112% of production) as the Company sold gold which had been held back from previous year’s production.

On a bullion adjusted basis, had Goldcorp sold all of the gold produced during 2004, earnings would have increased by $32.9 million ($0.17 per share) to $84.2 million ($0.44 per share). Cash flow from operating activities for 2004 would have been increased by $60.9 million ($0.32 per share) to $114.0 million ($0.60 per share).

For 2003, had Goldcorp only sold the gold produced, the Company would have sold 602,845 ounces compared to 677,936 ounces actually sold, or 11% fewer ounces. This would have reduced earnings by $13.1 million ($0.07 per share) to $85.7 million ($0.47 per share). Cash flow from operating activities for 2003 would have been reduced by $21.2 million ($0.12 per share) to $74.0 million ($0.40 per share).

Quarterly movement in Goldcorp’s unsold gold bullion inventory during 2004 and 2003 is outlined below:

2004	First	Second	Third	Fourth
	quarter	quarter	quarter	quarter

Opening balance	20,791	72,716	117,737	168,723
Ounces produced	159,327	138,617	163,807	166,254
Ounces sold	(107,402)	(93,596)	(112,821)	(113,757)

Closing balance	72,716	117,737	168,723	221,220

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2003	First	Second	Third	Fourth
	quarter	quarter	quarter	quarter

Opening balance	95,882	99,759	121,407	142,913
Ounces produced	133,743	149,354	161,459	158,289
Inventoried ounces sold	–	–	–	(142,913)
Ounces sold	(129,866)	(127,706)	(139,953)	(137,498)

Closing balance	99,759	121,407	142,913	20,791

Bullion Adjusted Results

(in millions of US dollars, except per share amounts)

	2004	% Change	2003	% Change	2002

Earnings, as reported	$51.3	(48.1)%	$98.8	44.9%	$68.2

Change in earnings if all gold bullion was produced and sold during the same period	32.9	N/A	(13.1)	N/A	6.7

Bullion adjusted earnings	$84.2	(1.8)%	$85.7	14.4%	$74.9

Bullion adjusted earnings per share
Per Share: Basic	$0.44	(6.4)%	$0.47	11.9%	$0.42
Diluted	$0.43	(6.5)%	0.46	12.2%	$0.41

Operating cash flow, as reported	$53.1	(44.2)%	$95.2	(8.5)%	$104.1
Change in cash flow if all gold bullion was produced and sold during the same period	60.9	N/A	(21.2)	N/A	15.9

Bullion adjusted cash flow	$114.0	54.1%	$74.0	(38.3)%	$120.0

Bullion adjusted cash flow per share
Per Share: Basic	$0.60	50.0%	$0.40	(41.2)%	$0.68
Diluted	$0.59	51.3%	$0.39	(40.0)%	$0.65

With Goldcorp’s continued strong operating results, the Company maintained its dividend policy despite withholding a significant portion of gold production from sale. Goldcorp paid a regular monthly dividend of $0.015 per share ($0.18 per share annually). A special $0.10 per share dividend was announced on December 10, 2003 and paid to shareholders of record on January 6, 2004. Therefore, shareholders in 2004 received a regular dividend of $0.18 per share paid monthly and a special dividend of $0.10 per share for a total of $0.28 per share. Total dividend payments for 2004 on a cash basis totalled $53.1 million. In comparison, shareholders during 2003 received five bimonthly dividend payments of $0.025 per share and two monthly dividend payments of $0.015 per share. This resulted in total cash dividends of $28.4 million, or $0.155 per share, being paid out in 2003.

Corporate Development

On December 6, 2004, Goldcorp and Wheaton River Minerals Ltd. (“Wheaton”) issued a joint press release announcing a proposed transaction which provided for Goldcorp to make a friendly take-over bid for Wheaton on the basis of one Goldcorp share for every four Wheaton shares. On December 29, 2004, Goldcorp mailed the Goldcorp Take-over Bid Circular to the Wheaton shareholders.

On December 16, 2004, Glamis Gold Limited publicly announced its intention to make a hostile take-over bid for Goldcorp. On January 7, 2005, the Glamis Bid Circular was mailed to Goldcorp shareholders.

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On February 8, 2005, Goldcorp announced a special US$0.50 per share cash dividend would be payable to existing Goldcorp shareholders should shareholders approve the Wheaton acquisition or Goldcorp’s takeover bid. The payment of a special dividend would result in an adjustment to the exchange ratio of Goldcorp’s outstanding warrants – an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant.

February 10, 2005, at the special meeting of shareholders, approximately 65% of Goldcorp shareholders who voted were in favour of approval of the issuance of additional Goldcorp common shares to effect the acquisition of Wheaton. Following the vote, Glamis publicly stated that they would allow their competing bid for Goldcorp to expire.

As of February 14, 2005, approximately 70% of the outstanding Wheaton common shares (403,165,952 shares) have been tendered to Goldcorp’s offer. This satisfied the minimum two-thirds bid requirement under the terms of the offer to acquire Wheaton. On the same day, Goldcorp extended the offer expiry date to February 28, 2005 to give remaining Wheaton shareholders more time to tender their shares. With conditions met, the special US$0.50 per share dividend, totaling approximately $95 million, is payable to shareholders of record on February 16, 2005 and will be paid on February 28, 2005.

3. Outlook for 2005

Goldcorp anticipates continuing strong operating results in 2005. Total production for 2005 is forecast at approximately 620,000 ounces, compared with production of 628,005 ounces in 2004. Consolidated cash cost is expected to be consistent with costs during 2004 while non-cash costs are expected to increase slightly. Small expected increases in costs at the Red Lake Mine due to the strengthening Canadian dollar are expected to be offset by a lower proportion of production coming from the higher cost Wharf Mine. During 2004, the weighted average cash cost was $115 per ounce, non-cash cost was $46 per ounce resulting in total costs of $161 per ounce for the year.

The Red Lake Mine is planning to produce approximately 550,000 ounces of gold in 2005, which includes 34,000 ounces of gold produced from concentrate. The production forecast is based on milling 726 tons per day, compared with a rate of 674 tons per day in 2004. Cash costs are expected to be marginally higher than the $92 per ounce in 2004, largely due to a strengthening Canadian dollar.

The Wharf Mine is forecast to produce 70,000 ounces of gold in 2005, compared with 76,119 ounces in 2004 and costs on a per ounce basis are expected to increase as a result of the lower production.

Work is progressing on the sinking of the new shaft at the Red Lake Mine to a depth of 7,150 feet with a capacity of 4,000 tons per day and expanding the mill capacity to 1,000 tons per day. The shaft depth was 2,290 feet at December 31, 2004. The 16 Level station was completed in December 2004. Efforts continue to improve the shaft sinking advance rate. Plans for 2005 include further expansion related development work at the existing Red Lake Mine, driving of the 12 foot diameter return air raise from surface to 23 Level, work on the mill expansion and shaft sinking. Shaft sinking during 2005 should include excavation and completion of the 23, 30 and 34 Level stations. The remaining cost of the project until completion in 2007 is estimated at $50 million with $25 million earmarked to be spent in 2005. Previously, construction was estimated to be completed in 2006. During 2004, contractor progress was slowed due to changes in contractor personnel in August and September. The contractor has completed their re-staffing and the new team is steadily increasing the shaft advance rate.

Goldcorp has no debt and its gold production is entirely unhedged enabling it to fully participate in higher gold prices.

Based on the current status of the Wheaton acquisition, the Company expects to begin consolidating the results of Wheaton as of February 17, 2005. Based on full year production, Wheaton is expected to produce approximately 630,000 ounces of gold at a cash cost of less than $50 per ounce for 2005. Wheaton operates gold mines in Mexico and Australia and owns an equity interest in the Alumbrera Mine in Argentina. Wheaton also has development projects in Mexico and Brazil.

4. Risks & Uncertainties

Gold price

Goldcorp’s profitability is linked to the price of gold as its revenues are derived primarily from gold mining. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand, political and economic conditions and production costs in major gold producing

6	GOLDCORP INC.

regions. World-wide gold production levels also affect gold prices. In addition, the price of gold has on occasion been subject to rapid short-term changes due to speculative activities. Goldcorp is better positioned than most of its competitors in the industry to withstand low commodity prices due to the low production cost per ounce at the Red Lake Mine.

A 10% change in the average price of gold in 2004 would have had an impact of $0.06, or 22% on basic earnings per share and a $0.09, or 32% impact on cash flow per share.

Exploration and development

The costs and results of Goldcorp’s exploration and development programs affect its profitability and value. As mines have limited lives based on proven and probable reserves, Goldcorp actively seeks to replace and expand its reserves, primarily through exploration and development of existing operations and through strategic acquisitions. Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves.

Operational

Goldcorp’s operations are located in Canada and the United States and face low political risk. The business of gold mining involves many operational risks and hazards. Through high operational standards, emphasis on training and continuous improvement, Goldcorp works to reduce the mining risks at each of its operations. The Company also maintains insurance to cover normal business risk. The Red Lake Mine currently accounts for most of Goldcorp’s gold production and revenue and much of the Company’s exploration and development program is focused there. Any adverse development affecting the Red Lake Mine would have an adverse effect on the Company’s financial performance.

Environmental

Goldcorp’s activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. Goldcorp is required to obtain governmental permits and provide associated financial assurance to carry on certain activities. Goldcorp is also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits. While Goldcorp has budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, there can be no assurance that they will not change in the future in a manner that could have a material adverse effect on Goldcorp’s financial condition, liquidity or results of operations.

Laws and regulations

Goldcorp’s mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. Goldcorp draws on the expertise and commitment of its management team, their advisors, its employees and contractors to ensure compliance with current laws and foster a climate of open communication and co-operation with regulatory bodies.

Currency fluctuations

Goldcorp’s operating results and cash flow are affected by changes in the US/Canadian dollar exchange rate as substantially all of the revenues are earned in US dollars but the majority of the operating and capital expenditures are in Canadian dollars. A further 10% strengthening of the Canadian dollar in 2004 vis-à-vis the US dollar would have decreased basic earnings per share and cash flow per share by $0.02, or 7%, and $0.04, or 14%, respectively.

Energy costs and supply

Energy costs account for approximately 6% of total operating costs at the Red Lake Mine, 6% of costs at the Wharf Mine, and 35% of costs at Saskatchewan Minerals. Costs arising from the consumption of electricity and natural gas are generally subject to variations in market prices, therefore, any significant increase in market prices will increase overall operating costs. In addition, any prolonged interruption in the delivery of electricity or natural gas could disrupt operations.

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5. Consolidated Financial Results of Operations

Revenues

Goldcorp’s revenues consist of sales of gold bullion (including ounces from concentrate sales) and industrial minerals. Revenues are recognized when ownership passes to the purchaser, in accordance with GAAP. Gold bullion is sold to financial institutions or recognized precious metals trading houses on a spot basis.

(in millions of US dollars)

	2004	% Change	2003	% Change	2002

Revenues
Gold	$178.3	(28.4%)	$248.9	45.4%	$171.2
Industrial minerals	12.7	(7.3%)	13.7	(2.1%)	14.0

Total	$191.0	(27.3%)	$262.6	41.8%	$185.2

2004

Revenues in 2004 decreased 27.3% from last year. As discussed in the Bullion Adjusted Results section, reported revenues were significantly higher in 2003 due to the sale of production ounces accumulated from years prior to 2003. Conversely, during 2004, Goldcorp has maintained a policy throughout the year of only selling approximately two-thirds of gold production with the other one-third held back from sale in anticipation of higher gold prices. Consequently, the Company sold 427,576 of gold during 2004 compared to 677,936 ounces sold during 2003. Partially offsetting the decrease in ounces sold is a $42 per ounce (11.4%) increase in the realized price of gold.

The market for natural sodium sulphate remained difficult during 2004 as lower sales volumes and a stronger Canadian dollar eroded reported revenue for 2004 by 7.3% compared to 2003.

2003

Revenues from gold sales for the year ended December 31, 2003 grew by $77.7 million, or 45% over 2002. The increase in revenues was due to the sale of gold bullion ounces held back from sale in previous years and also due to the increase in gold price. Goldcorp produced 602,845 ounces of gold bullion in 2003 and sold 677,936 ounces (112% of production). This compares with 607,919 ounces produced in 2002 and 547,098 gold bullion ounces sold in the year (90% of production).

The gold price realized during the year was $367 per ounce, an improvement of $55 per ounce, or 18%, over 2002. This is consistent with the $54 per ounce, or 17% increase in average spot price over 2002.

Revenues from industrial mineral sales decreased marginally in 2003 compared to 2002. A reduction in tons produced and sold were partially offset by stronger prices during the year.

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Expenses

(in millions of US dollars)

	2004	% Change	2003	% Change	2002

Operating	$69.4	(21.6%)	$88.5	36.6%	$64.8
Corporate administration	$14.0	15.7%	$12.1	30.1%	$9.3
Depreciation and depletion	$20.1	(16.6%)	$24.1	34.6%	$17.9
Exploration	$6.7	123.3%	$3.0	(18.9%)	$3.7

2004

Operating expenses were $69.4 million for 2004 compared to $88.5 million for 2003 and $64.8 million in 2002. The decrease over 2003 of 22% was due to the 37% decrease in ounces sold, partially offset by higher operating costs at the Red Lake Mine attributable to the impact of a stronger Canadian dollar and higher contractor labour costs. The value of the Canadian dollar increased from an average of $0.71 in 2003 to $0.77 in 2004, an 8% increase.

Goldcorp’s consolidated weighted average cash cost of gold production was $115 per ounce in 2004 compared to $100 per ounce in 2003, a 15% increase. The increase in consolidated cash cost is the result of a higher cash cost at Red Lake along with a larger percentage of higher cost Wharf ounces being sold in 2004 compared to 2003.

2003

Operating expenses were $88.5 million for 2003 compared to $64.8 million for 2002. The increase over 2002 of 37% was due to an increase in ounces sold and higher operating costs at the Red Lake Mine attributable to the impact of a stronger Canadian dollar on the Canadian operations. The value of the Canadian dollar has increased from an average of $0.64 in 2002 to $0.71 in 2003, an 11% increase.

Corporate administration, depreciation and depletion, and exploration

Corporate administration for the year ended December 31, 2004 was $14.0 million compared to $12.1 million in 2003. Included in corporate administration for 2004 is $3.6 million relating to stock option expense compared to $1.8 million of stock option expense in 2003. There is no corresponding expense in 2002. This is due to the prospective adoption of the policy to expense stock option expense over the vesting period of the options (3 years), beginning on January 1, 2003.

Depreciation and depletion costs are largely recorded on a unit-of-production basis. The decrease in depreciation and depletion expense from $24.1 million to $20.1 million is primarily attributable to the decrease in ounces sold during 2004. Refer to the operational review for a more detailed analysis of these amounts.

Exploration costs are charged to earnings up to the time that it is established that a property has reserves which are economically recoverable. Exploration expenditures to increase reserves at the Red Lake Mine are capitalized. Total exploration expenditures (both expensed and capitalized) were $24.3 million for the year ended December 31, 2004, compared with $19.3 million in 2003 and $16.4 million in 2002. Exploration expenditures expensed during the year ended December 31, 2004 were $6.7 million, compared with $3.0 million in 2003 and $3.7 million in 2002. All expenditures within this three year period relate to exploration activities at the Red Lake Mine and within the Red Lake District. The increase in total expenditures each year reflects ongoing efforts to expand our reserve base and search for additional ore bodies.

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Other Income (Expense)

(in millions of US dollars)

	2004	% Change	2003	% Change	2002

Interest and other income	$9.4	30.6%	$7.2	80.0%	$4.0
Gain on sale of purchased gold bullion	$–	(100.0%)	$1.7	N/A	$–
Gain (loss) on foreign currency	$0.2	116.7%	$(1.2)	(33.3%)	$(0.9)
Gain on sale of marketable securities	$1.4	(82.9%)	$8.2	(25.5%)	$11.0
Decrease (increase) in provision for decline in value of marketable securities	$(10.4)	N/A	$2.0	(47.4%)	$3.8

Interest and other income earned for the year ended December 31, 2004 was significantly higher than that earned in 2003 and 2002, due to larger average cash balances generated through operations. While the Company’s cash balance at December 31, 2004 is slightly lower than that at December 31, 2003, the 2003 balance was increased significantly towards the end of the year due to the sale of ounces held back from sale. Gains and losses on foreign currency are largely the result of the movement in the US/Canadian dollar rate of exchange on US dollar denominated assets in the Company’s Canadian operations.

The Company did not hold any purchased bullion during 2004. During the second half of 2002 and the first quarter of 2003, the Company accumulated a purchased bullion inventory of 123,817 ounces of gold at an average cost of $322 per ounce. In the fourth quarter of 2003, this inventory of purchased bullion was sold at an average price of $388 per ounce. Net of exchange rate effects, the gain on sale of this purchased bullion during 2003 was $1.7 million.

Marketable securities are accounted for at the lower of their cost or market value on an individual security basis. The market value is based on the closing price reported on recognized securities exchanges and on over-the counter markets. The market value, based on closing market quotations, does not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. A write-down of an investment in marketable securities to reflect a decline in value is not reversed if there is a subsequent increase in value. The Company made minimal disposals of its holdings during 2004 resulting in a realized gain of $1.4 million. In comparison, in 2003 and 2002, the Company realized significant gains on disposal of certain marketable securities held for investment and strategic purposes. In 2004, the Company recorded a significant increase in the provision for decline in marketable securities of $10.4 million due to a decline in market value of certain investments. Gains on the Company’s marketable securities holdings are not recorded until realized.

Income Taxes

Goldcorp’s income tax provision is calculated on the various income and mining taxes the Company is subject to in Canada and the United States. In 2004, a tax provision of $30.1 million was recorded on earnings before taxes of $81.4 million, compared with a $54.0 million provision recorded on earnings before taxes of $152.8 million in 2003. In 2002, a $39.2 million provision was recorded on earnings before taxes of $107.5 million.

In 2004, earnings before taxes of $77.1 million were generated from the Company’s Canadian operations and earnings of $4.4 million were generated by Goldcorp’s US operations. The tax provision in the financial statements of $30.1 million is therefore largely related to Goldcorp’s Canadian operations and consisted of current income and mining taxes of $11.5 million and $18.6 million in future income and mining taxes.

There were no changes to corporate income tax rates applicable to the Company for 2004 whereas in the prior year, Goldcorp booked a net decrease to the income tax provision of $1.8 million resulting from legislation rate changes.

Goldcorp’s statutory Canadian federal and weighted average provincial income tax rate continues to be 40%. The tax provision of $30.1 million represents an effective tax rate of 37.0% on earnings before taxes of $81.4 million. Differences between the statutory tax rate of 40% and the actual amount provided are described and reconciled in detail in Note 9(b) to the Consolidated Financial Statements.

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During 2004, Goldcorp paid $40 million in taxes. Approximately $15 million related to earnings from 2003 while $25 million were net installments made during the year on expected earnings for 2004 and other payments. At December 31, 2004, Goldcorp had a net income and mining taxes receivable balance of $12.3 million.

Additional information on income and mining taxes for the Company during the three years ended December 31, 2004, including an outline of future tax assets and liabilities as reflected on the balance sheet, are detailed in Note 9 to the Consolidated Financial Statements.

Earnings for the Year

Goldcorp generated earnings in 2004 of $51.3 million compared to earnings in 2003 of $98.8 million and earnings in 2002 of $68.2 million. While operating results have been strong, the decrease compared to 2003 is due to fewer ounces sold, partially offset by a higher realized gold price.

Earnings per share decreased to $0.27 per share compared to $0.54 per share in 2003, a $0.27 per share decrease. Earnings per share in 2002 were $0.39.

The net profit margin, defined as earnings as a percentage of revenues, was 27% in 2004 compared to 38% in 2003, and 37% in 2002. A significant portion of the decrease in 2004 compared to 2003 and 2002 is the result of the increase in provision for decline in value of marketable securities in 2004 and a relatively small amount of realized gains on the sale of such marketable securities. In both 2003 and 2002, the Company recorded significant gains on the sale of marketable securities. Return on equity and invested capital 1 was 10% in 2004 compared with 23% in 2003, and 27% in 2002. The significantly lower return in 2004 was a result of reduced earnings due to the holdback in gold sales along with the impact of a growing equity base.

[1]	For an explanation of non-GAAP performance measures refer to page 16.

6. Operational Review

Red Lake Mine

Operating Data	2004	% Change	2003	% Change	2002

Tons of ore milled	246,822	2.0%	242,082	1.1%	239,482
Tons of ore milled per calendar day	674	1.7%	663	1.1%	656
Average mill head grade (ounces per ton)	2.25	2.3%	2.20	(3.9%)	2.29
Average recovery rate	90.3%	1.9%	88.6%	(2.4%)	90.8%
Ounces of gold produced	551,886	3.7%	532,028	1.2%	525,930
Ounces of gold sold	365,256	(40.2%)	610,334	31.7%	463,524
Operating cost per ounce
Cash production cost	$92	15.0%	$80	23.1%	$65
Non-cash cost	36	16.1%	31	6.9%	29

Total operating cost	$128	15.3%	$111	18.1%	$94

Financial Data

(in millions of US dollars)

	2004	% Change	2003	% Change	2002

Revenues	$152.2	(32.1%)	$224.0	54.6%	$144.9
Operating profit	$102.7	(32.9%)	$153.0	55.2%	$98.6
Operating margin (%)	67%	(1.5%)	68%	4.6%	65%
Operating cash flow	$115.2	(32.9%)	$171.8	53.4%	$112.0

GOLDCORP INC.     11

Red Lake delivered excellent results for the year ended December 31, 2004. Significant milestones were reached in 2004: employees completed four years of full production without a lost time accident during which the Red Lake Mine produced over 2.0 million ounces of gold making it the highest producing gold mine in Canada.

Gold production for the year was 551,886 ounces, an increase of 19,858 ounces, or 4% over 2003. The increase in production was the result of more tons milled (246,822 tons versus 242,082 tons), higher grade (2.25 ounces per ton versus 2.20 ounces per ton), and a higher recovery rate (90.3% versus 88.6%). The Red Lake Mine exceeded its production budget by 7%, while meeting its plans for underground mine development and conducting an extensive exploration program. Cash cost at the Red Lake Mine increased by $12 per ounce, or 15%, between 2003 and 2004. The increase of $12 per ounce in cash cost in 2004 can be attributed to a stronger Canadian dollar ($6 per ounce), a larger percentage of higher cost concentrate ($3 per ounce) and increased operating costs primarily due to higher contractor labour costs.

Gold not recovered through the primary extraction process is stockpiled in concentrate form, transported and subsequently processed by a third party. Due to the secondary processing required, the production cost of ounces produced from concentrate is higher than the cost of ounces produced on site. Currently, Goldcorp ships concentrate to two facilities for processing: Barrick’s Goldstrike Mine in Nevada and Placer Dome’s Campbell Mine, which is located adjacent to the Red Lake Mine. Red Lake recovered 57,820 ounces of gold from concentrate at third parties at a cash cost of $135 per ounce (including both inventoried mining and milling costs, and transportation and secondary processing costs).

Also recovered during the year were 8,684 ounces of gold from “Old Concentrate” at a cash cost of $281 per ounce (including transportation and secondary processing costs only). Old Concentrate refers to concentrate produced from the sulphide ore mined prior to the shutdown of the mine in 1996. Ounces produced from Old Concentrate, and the associated cost per ounce, are not included in the Red Lake operating data. If the 8,684 ounces from Old Concentrate were included, year-to-date production would have been 560,570 ounces, at a cash cost of $96 per ounce and a total cost of $132 per ounce.

A major goal of the 2004 exploration program was to increase the reserves of the High Grade Zone (HGZ) and Sulphide Zone in order to increase mine life and justify an expanded production rate. This was achieved as the exploration program has added to reserves more ounces than mined during the year. The total proven and probable reserves at the Red Lake Mine for December 31, 2004 were estimated at 3.4 million tons of ore at a grade of 1.46 ounces per ton (opt) (50.1 grams per tonne (gpt)), for 5.0 million contained ounces of gold, compared with 4.9 million contained ounces of gold in 2003. The HGZ reserves stand at 2.0 million tons of ore at a grade of 2.23 opt (76.4 gpt), for a total of approximately 4.4 million contained ounces of gold. The sulphide reserves make up 1.4 million tons of ore at an average grade of 0.39 opt (13.3 gpt), for approximately 0.6 million contained ounces of gold. These estimates are based on a gold price of $375 per ounce and are audited by a firm of independent consulting geologists and engineers.

Wharf Mine

Operating Data	2004	% Change	2003	% Change	2002

Tons of ore mined (000’s)	3,049	(15.0%)	3,587	(14.8%)	4,210
Tons of waste removed (000’s)	9,234	(14.8%)	10,835	(12.0%)	12,319
Ratio of waste to ore	3.03:1	0.3%	3.02:1	3.1%	2.93:1
Tons of ore processed (000’s)	3,036	(15.5%)	3,593	(15.5%)	4,251
Average grade of gold processed (opt)	0.028	(3.4%)	0.029	7.4%	0.027
Ounces of gold produced	76,119	7.5%	70,817	(13.6%)	81,989
Ounces of gold sold	62,320	(7.8%)	67,602	(19.1%)	83,574
Operating cost per ounce
Cash production cost	$234	(9.3%)	$258	9.3%	$236
Royalties and severance taxes	21	16.7%	18	28.6%	14

Total cash cost	$255	(7.6%)	$276	10.4%	$250
Non-cash cost	104	19.5%	87	45.0%	60

Total operating cost	$359	(1.1%)	$363	17.1%	$310

12	GOLDCORP INC.

Financial Data

(in millions of US dollars)

	2004	% Change	2003	% Change	2002

Revenues	$26.1	4.8%	$24.9	(5.7%)	$26.4
Operating profit (loss)	$3.6	3500.0%	$0.1	(50.0%)	$0.2
Operating margin (%)	14%	N/A	–	(100%)	1%
Operating cash flow	$10.1	65.6%	$6.1	15.1%	$5.3

Mining operations at the open pit Wharf Mine in South Dakota are expected to be completed in early 2007. Ounces will continue to be produced throughout 2007 from previously delivered ounces. During 2004 operations remained focused on increasing and maintaining operational efficiencies.

Increased production and lower costs compared to 2003 are reflected in a cash cost of $255 per ounce in 2004, compared with $276 in 2003. Operational changes during the year have reduced mining and processing costs. This has been partially offset by higher royalties due to the higher price of gold. The increase in the non-cash cost is related to amortization of capitalized stripping costs incurred to access the ore in the Trojan pit. The costs relating to stripping are capitalized and then amortized over the mine’s estimated remaining ounces of reserves.

The proven and probable reserves at December 31, 2004 were estimated at 6.6 million tons of ore at a grade of 0.033 opt (1.1 gpt), for a total gold content of 229,000 ounces.

Reclamation on the nearby Golden Reward Mine, which ceased production in 1996, progressed well during 2004 with activity consisting primarily of plant site clean up and re-vegetation maintenance. Final reclamation began in 2002 after a five year care and maintenance period.

Saskatchewan Minerals

Financial Data

(in millions of US dollars, operating data in thousands of tons)

	2004	% Change	2003	% Change	2002

Revenues	$12.7	(7.3%)	$13.7	(2.1%)	$14.0
Operating profit	$0.8	(53.0%)	$1.7	(37.0%)	$2.7
Operating cash flow	$1.3	(35.0%)	$2.0	(31.0%)	$2.9

Saskatchewan Minerals is an industrial minerals operation producing natural sodium sulphate for the detergent, pulp and paper and textile industries. Revenue for the year ended December 31, 2004 was 7% lower than for 2003. Operating profit for the year ended December 31, 2004 was generally lower than 2003 and 2002 as a result of lower sales volumes and a stronger Canadian dollar.

GOLDCORP INC.     13

7. Liquidity and Capital Resources

Cash Resources

Cash and short-term investments decreased from $379.0 million at December 31, 2003 to $333.4 million at December 31, 2004. The decrease of $45.6 million was due to the use of cash in investing activities of $73.1 million and in financing activities of $49.6 million, partially offset by cash flow from operations of $53.1 million and the effect of a strengthening Canadian dollar ($24.0 million). Despite only selling two-thirds of production, cash flows from operating activities still contributed $53.1 million to cash (2003 – $95.2 million, 2002 – $104.1 million). Significant uses of cash included investing activities consisting primarily of the Red Lake expansion and the purchase of marketable securities, as well as dividend payments.

Goldcorp’s treasury assets, noted at market values, are listed below and in the accompanying chart. These values differ from the GAAP valuation on the balance sheet which is at the lower of cost or market.

Treasury Assets
(Market value in millions of US dollars)

	2004	% Change	2003	% Change	2002

Cash and short-term investments	$333.4	(12.0%)	$379.0	45.3%	$260.8
Purchased gold bullion – at market value	–	N/A	–	(100.0%)	34.3
Produced gold bullion – at market value	96.4	1008.0%	8.7	(73.6%)	32.9
Marketable securities – at market value	31.0	40.9%	22.0	124.5%	9.8

Total	$460.8	12.5%	$409.7	21.3%	$337.8

The market value of marketable securities at December 31, 2004 was $31.0 million which is $8.1 million above book value.

Operating activities

Goldcorp’s cash flow from operations was $53.1 million, or $0.28 per share, for the year ended December 31, 2004. This compares with $95.2 million, or $0.52 per share, for the year ended December 31, 2003 and $104.1 million, or $0.59 per share in 2001. The decrease in the current year is primarily attributable to lower earnings due to lower gold sales and changes in non-cash working capital as noted below:

Change in non-cash operating working capital

(in millions of US dollars)

	2004	% Change	2003	% Change	2002

Decrease (increase) in current assets:
Gold bullion	$(28.0)	N/A	$8.1	N/A	$(6.9)
Accounts receivable	2.4	N/A	(4.9)	4,900.0%	(0.1)
Inventories	9.7	N/A	(3.8)	N/A	1.3
Prepaid expenses	–	N/A	(0.1)	N/A	(0.2)
Increase (decrease) in current liabilities:
Accounts payable	0.7	N/A	–	100.0%	2.7
Accrued liabilities	(5.6)	N/A	4.1	925.0%	0.4
Taxes payable	(27.8)	(7.3%)	(25.9)	N/A	34.4

Total	$(48.6)	(127.0%)	$(22.5)	N/A	$31.6

Goldcorp’s year-end gold bullion inventory increased significantly to 221,220 ounces at December 31, 2004 compared to 20,791 ounces in 2003.

14	GOLDCORP INC.

Investing Activities

Mining Interests

(in millions of US dollars)

	2004	% Change	2003	% Change	2002

Red Lake	$49.7	(24.2%)	$65.6	243.5%	$19.1
Wharf Mine	6.2	(27.1%)	8.5	18.1%	7.2
Saskatchewan Minerals	0.2	(50.0%)	0.4	(20.0%)	0.5

Total	$56.1	(24.7%)	$74.5	178.0%	$26.8

During 2004, significant investments were made in mining interests relating primarily to our Red Lake Mine. Approximately $24 million was spent on new shaft expansion which is scheduled to be completed in 2007. Exploration expenditures of $17.6 million at the Red Lake Mine were capitalized during the year. The balance was largely spent on underground development infrastructure and surface facilities. The amounts spent at the Wharf Mine relate predominantly to capitalized stripping costs on the Trojan Pit.

During 2004, Goldcorp had net purchases of marketable securities of $18.0 million. At December 31, 2004, the portfolio had a market value of $31.0 million (2003 – $22.0 million) compared to a carrying value on the balance sheet of $22.9 million (2003 – $12.2 million).

Costs associated with the proposed acquisition of Wheaton have been recorded as deferred charges on the balance sheet. If the proposed transaction is not successful, these amounts will be expensed during the period when it is determined that the transaction is unsuccessful.

Financing activities

Throughout 2004, Goldcorp paid a regular monthly dividend of $0.015 per share ($0.18 per share annually). A special $0.10 per share dividend was announced on December 10, 2003, and paid to shareholders of record on January 6, 2004. Therefore, shareholders in 2004 received a regular dividend of $0.18 per share paid monthly and a special dividend of $0.10 per share for a total of $0.28 per share. This amounted to $53.1 million in total dividend payments for 2004 on a cash basis. In comparison, shareholders during 2003 received five bi-monthly dividend payments of $0.025 per share and two monthly dividend payments of $0.015 per share. This resulted in total cash dividends of $28.4 million, or $0.155 per share, being paid out in 2003.

During 2004, cash raised through the exercise of stock options was $3.5 million (2003 – $27.0 million).

Effect of Exchange Rate Changes on Cash

A substantial portion of the Company’s cash and short-term investments are held in Canadian dollars. As a result, the movement in the Cdn/US dollar exchange rate has an impact on the cash and short-term investments, in US dollar terms, as reported on the balance sheet. For example, a strengthening Canadian dollar will have a positive impact on the Company’s cash position. This impact is reported on the Consolidated Statement of Cash Flows under the “Effect of exchange rate changes on cash”. Between December 31, 2003 and December 31, 2004, the Canadian dollar strengthened vis-à-vis the US dollar, which had a positive impact of $24.0 million on the Company’s cash position. During the corresponding period in 2003, the Canadian dollar also strengthened, which had a positive impact on Goldcorp’s cash position of $57.5 million.

GOLDCORP INC.     15

Commitments

Goldcorp remains debt free and its gold production and reserves are totally unhedged. Goldcorp has no unfunded pension liabilities. Operating lease commitments relating primarily to equipment leases and commitments relating to the sinking of the new shaft at the Red Lake Mine are estimated at approximately $66.1 million over the next five years as follows:

(in millions of US dollars)

	Equipment	Red Lake Mine
	leases	shaft sinking	Total

2005	$7.0	$25.0	$32.0
2006	6.2	19.0	25.2
2007	2.5	6.0	8.5
2008	0.3	–	0.3
2009	0.1	–	0.1

Total	$16.1	$50.0	$66.1

These payments will be made from the Company’s regular cash flow from operating activities.

In addition, Goldcorp has provided letters of credit of $18.2 million to the State of South Dakota for reclamation costs in lieu of cash deposits. Goldcorp does not have any off-balance sheet arrangements nor does it have any guarantees outstanding.

In connection with the proposed acquisition of Wheaton, the Company agreed to a break fee of $35 million should the transaction be unsuccessful. Given shareholder approval of the transaction and the tendering status of the Wheaton shares as of February 16, 2005, the Company does not anticipate any payments being necessary in connection with the break fee. Upon successful completion of the Wheaton transaction, the Company has contractual obligations to pay advisory fees of approximately $14.0 million to various parties.

Shareholder’s Equity

Shareholders’ equity for the year-ended December 31, 2004 has increased by $70.1 million. The increase reflects $20.0 million in earnings net of dividends, foreign currency gains of $41.5 million not reflected in earnings, an increase to capital stock of $3.5 million through shares issued on the exercise of stock options and an increase to contributed surplus of $5.1 million relating to the expensing of stock options, net of stock option exercises affecting contributed surplus which is detailed further in Note 8(e) to the financial statements.

8. Critical Accounting Policies and Estimates

Mining Interests

Mining interests are a significant asset on Goldcorp’s balance sheet and represent the capitalized expenditures related to the exploration, development and processing of mineral deposits. Management makes estimates of the reserves and the economic life of the mine. These are used for calculating depreciation, depletion and amortization expense and determining the recoverability of the cost of each property. Reserve estimates may be revised for a number of reasons including, but not limited to: changes in gold price assumptions, changes in by-product price assumptions (e.g. silver), changes in foreign exchange rate estimates, revisions to geological data and results of drilling and exploration activities. Goldcorp’s reserve estimates at the Red Lake Mine are insensitive to small changes in the price of gold or foreign exchange rate estimates due to the low cost nature of the operation.

Annually, an independent firm of consulting geologists and engineers audits the reserves and resources estimate at the Red Lake Mine and Wharf Mine.

16	GOLDCORP INC.

A 10% decrease to our estimated reserve base at the beginning of 2004 would have impacted our 2004 financial statements by increasing depreciation and depletion by approximately $1.5 million.

In addition to plant and equipment, this asset category includes deferred exploration and mine development. Note 2(e) to the Consolidated Financial Statements details the accounting policies in place, while Note 5 provides additional disclosure.

Reclamation and Closure Costs Obligations

Environmental laws and regulations relating to the protection of the environment are continually changing and generally becoming more restrictive. Goldcorp has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability and corresponding asset for the fair value of legal obligations for reclamation and closure costs, including site rehabilitation and long-term treatment and monitoring costs. Implicit in these amounts are estimates of future costs which are subject to change based on negotiations with regulatory authorities, changes in laws and regulations and changes in estimated discount rate. These estimates are reviewed annually or as new information becomes available. External consultants have been used by the Company at all three operations to develop and refine the estimates for reclamation and closure costs. All significant estimates are disclosed in Note 6. There have been no significant changes during the year to cash flow expenditure estimates relating to Wharf Mine, Golden Reward Mine (inactive), or Saskatchewan Minerals. Upward revisions were made to the reclamation estimates at the Red Lake Mine and associated Cochenour Mine (inactive) due primarily to an estimated increase in the cost and number of years of future water treatment required at these properties.

Recent Canadian Accounting Pronouncements

In December 2004, the CICA issued EIC-150: Determining Whether an Arrangement Contains a Lease which discusses whether outsourcing or other types of contracts or arrangements contains a lease under the scope of CICA 3065. This standard applies to the Company for any arrangements agreed to, modified, or acquired through a business combination after January 1, 2005. The Company has not yet determined whether this standard will affect the consolidated financial statements.

Non-GAAP Measures

Goldcorp has included throughout this document certain non-GAAP performance measures such as Bullion adjusted results. These non-GAAP measures do not have any standardized meaning nor are they necessarily comparable with similar measures presented by other companies. Cash costs and non-cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. Goldcorp believes that certain investors use this information to evaluate the Company’s performance. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Management utilizes both GAAP and non-GAAP measures in assessing the Company’s own performance. Set out below are definitions for these performance measures and reconciliations of non-GAAP measures to reported GAAP measures.

Cash Flow from Operations per Common Share

Cash flow from operations is determined by dividing cash flow from operations by the weighted average number of common shares outstanding during the year. The following table sets forth the computation of both the basic and diluted cash flow from operations per common share:

(in thousands of US dollars, except per share amounts)

	2004	2003	2002

Cash flow from operations	$53,103	$95,166	$104,140

Divided by:
Weighted average shares outstanding (000’s)	189,723	183,574	176,654
Effect of dilutive securities:
Employee stock options and warrants	3,962	4,605	7,592

Adjusted weighted average shares and assumed conversions	193,685	188,179	184,246

Basic cash flow from operations per share	$0.28	$0.52	$0.59

Diluted cash flow from operations per share	$0.27	$0.51	$0.57

GOLDCORP INC.     17

Financial Ratios

Gross Operating Margin is defined as gross operating profit for the year, which is profit after deducting from revenue operating expenses, divided by revenue for the year.

Net Profit Margin is calculated by dividing earnings for the year by revenue for the year.

Return on Invested Capital is defined as earnings for the year divided by the total of the average of debt and equity for the year. Because the Company is debt free, Goldcorp’s calculation of Return on Invested Capital is earnings divided by the average equity during the year.

Reconciliation of Cash Cost per Ounce to Financial Statements

(in thousands of US dollars)

	2004	2003	2002

Operating expenses	$69,368	$88,527		$64,779
Industrial Minerals operating expense	(11,723)	(11,747)		(11,054)
Silver by-product credit	(1,092)	(605)		(520)
Stock option compensation from gold operations included with operating expense	(1,292)	(439)	–
Old concentrate processing cost	(2,443)	(2,662)		(492)
Accretion expense from gold operations	(1,199)	(1,113)		(1,021)
Other	(2,444)	(4,168)		(812)

	$49,175	$67,793		$50,880

Divided by ounces sold	427,576	677,936		547,098

Cash cost per ounce	$115	$100		$93

Reconciliation of Non-Cash Cost per Ounce to Financial Statements

(in thousands of US dollars, except per ounce amounts)

	2004	2003	2002

Depreciation and deletion	$20,058	$24,101	$17,851
Industrial Minerals depreciation and depletion	(345)	(284)	(238)
Accretion expense from gold operations	1,199	1,113	1,021
Stock option compensation from gold operations included with operating expense	1,292	439	–
Other	(2,423)	(296)	(580)

	$19,781	$25,073	$18,054

Divided by ounces sold	427,576	677,936	547,098

Non-cash cost per ounce	$46	$37	$33

9. Quarterly Data (unaudited)

(in millions of US dollars, except per share amounts)

	March		June		September		December
	2004	2003	2004	2003	2004	2003	2004	2003

Revenue	$48.3	$47.5	$40.5	$48.8	$50.4	$55.8	$51.9	$110.6
Earnings from operations	$25.1	$23.2	$16.0	$24.1	$22.2	$25.8	$17.6	$61.7
Earnings	$17.3	$14.2	$9.2	$17.6	$9.9	$23.7	$15.0	$43.3
Earnings
Basic	$0.09	$0.08	$0.05	$0.10	$0.05	$0.13	$0.08	$0.23
Diluted	$0.09	$0.07	$0.05	$0.09	$0.05	$0.12	$0.08	$0.22
Cash flow from operations	$(3.5)	$(14.3)	$11.9	$16.6	$22.3	$23.0	$22.4	$69.8

18	GOLDCORP INC.

Summary of Fourth Quarter 2004 Results

Revenues for the quarter ended December 31, 2004 were $51.9 million, a $58.7 million decrease compared with the corresponding period last year. This reflects the sale in the fourth quarter of 2003 of a large amount of gold previously held back from sale. Beginning in the second half of 2001, Goldcorp began accumulating a significant gold bullion inventory by withholding from sale a portion of the Company’s gold production in anticipation of higher gold prices. By the beginning of the fourth quarter of 2003, 142,913 ounces of gold from prior period production had been accumulated and in the fourth quarter of 2003, all of this inventory was sold. At an average sales price of $388 per ounce, this resulted in an additional $55.5 million in revenue for the fourth quarter of 2003 in addition to regular production sales of 137,498 ounces. During 2004, Goldcorp has maintained a policy throughout the year of only selling approximately two-thirds of gold production with the other one-third held back from sale in anticipation of higher gold prices. Consequently, for the fourth quarter of 2004, the Company only sold 113,757 ounces of the 166,254 ounces produced during the quarter. Partially offsetting the decrease in ounces sold is an increase in the realized price of gold from $388 for the fourth quarter of 2003 to $432 for the fourth quarter of 2004.

Goldcorp produced 166,254 ounces of gold bullion during the fourth quarter of 2004 and sold 113,757 ounces at a realized price of $432 per ounce, compared with 158,289 ounces produced and 280,411 ounces sold at a realized price of $388 per ounce for the corresponding period last year.

Earnings from operations for the quarter were $17.6 million, compared to $61.7 million in the fourth quarter of 2003. Other factors affecting our operating results include a $2.4 million decrease in depreciation and depletion due to fewer ounces sold, partially offset by a $1.9 million increase in exploration expense. In addition, in the prior year quarter, significant gains relating to the sale of purchased bullion and marketable securities were realized while there were corresponding losses in the fourth quarter of 2004 on marketable securities.

Earnings for the fourth quarter of 2004 were $15.0 million ($0.08 per share) compared to $43.3 million ($0.24 per share) for the fourth quarter of 2003 and $9.9 million ($0.05 per share) for the third quarter of 2004. The decrease in earnings compared to the fourth quarter of 2003 is due primarily to the decrease in ounces sold partially offset by a higher gold price and a lower effective tax rate.

Cash flow from operations for the fourth quarter of 2004 was $22.4 million, compared to $69.8 million for the fourth quarter of 2003. Cash flow from operations was significantly higher in the prior year quarter due to the sale of accumulated ounces of bullion held back from sale as noted previously, along with other positive movements in non-cash working capital relating primarily to changes in income tax balances.

GOLDCORP INC.     19

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company. The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada and reflect Management’s best estimates and judgements based on currently available information. The Company has developed and maintains a system of internal accounting controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the financial statements.

/s/ Brad J. Boland

Brad J. Boland
Vice President Finance
Toronto, Canada
February 7, 2005

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Goldcorp Inc. as at December 31, 2004 and 2003 and the consolidated statements of earnings, retained earnings (deficit) and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants
Toronto, Canada
February 7, 2005 (except as to Note 15 which is as of February 14, 2005)

Comments by Auditors for U.S. Readers
on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of a company’s financial statements. As described in note 15(i) to the consolidated financial statements of Goldcorp Inc. as at December 31, 2004, the Company has adopted the provisions of SFAS No. 123, “Accounting for Stock Based Compensation” effective January 1, 2003 in its reconciliation of significant differences between Canadian and United States generally accepted accounting principles. Our report to the shareholders dated February 7, 2005 except as to Note 15 which is as of February 14, 2005, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Toronto, Canada
February 7, 2005
(except as to Note 15 which is as of February 14, 2005)

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

20	GOLDCORP INC.

CONSOLIDATED BALANCE SHEETS

(in thousands of United States dollars)

As at December 31,	2004	2003

ASSETS
Current assets
Cash and short-term investments	$333,375	$378,954
Gold bullion (note 3)
(market value: $96,363; 2003: $8,675)	33,895	3,910
Accounts receivable	7,197	8,872
Income and mining taxes receivable	12,269	–
Marketable securities (market value: $31,006; 2003: $22,003)	22,873	12,224
Inventories (note 4)	15,329	17,527
Prepaid expenses	1,735	1,803

	426,673	423,290

Mining interests (note 5)	264,949	207,317
Deposits for reclamation costs (note 6)	4,924	5,754
Deferred charges (note 15)	2,624	–
Other assets	2,348	2,162

	$701,518	$638,523

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$6,828	$5,606
Accrued liabilities	18,679	17,422
Dividends payable	–	21,526
Income and mining taxes payable	–	16,516
Future income and mining taxes	1,149	61

	26,656	61,131

Reclamation and closure cost obligations (note 6)	26,403	21,850
Future income and mining taxes (note 9(c))	70,610	47,800

Shareholders’ equity
Capital stock (note 8)	379,356	375,827
Contributed surplus (note 8(e))	7,347	2,275
Cumulative translation adjustment (note 8(f))	107,741	66,282
Retained earnings	83,405	63,358

	577,849	507,742

	$701,518	$638,523

Commitments and contingencies (notes 6 and 7)
Subsequent events (note 15)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board,

/s/ R. R. McEwen R. R. McEwen Director	/s/ Brian W. Jones Brian W. Jones Director

GOLDCORP INC.     21

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands of United States dollars, except per share amounts)

Years ended December 31,	2004	2003	2002

Revenues
Gold	$178,319	$248,954	$171,208
Industrial minerals	12,697	13,688	13,986

	191,016	262,642	185,194

Expenses
Operating (excluding depreciation and depletion)	69,368	88,527	64,779
Corporate administration	14,010	12,138	9,290
Depreciation and depletion	20,058	24,101	17,851
Exploration	6,701	3,006	3,696

	110,137	127,772	95,616

Earnings from operations	80,879	134,870	89,578

Other income (expense)
Interest and other income	9,354	7,241	4,021
Gain on sale of purchased bullion	–	1,664	–
Gain (loss) on foreign currency	211	(1,164)	(933)
Gain on sale of marketable securities	1,391	8,186	10,958
Decrease (increase) in provision for decline in value of marketable securities	(10,397)	2,044	3,834

	559	17,971	17,880

Earnings before taxes	81,438	152,841	107,458
Income and mining taxes (note 9(b))	30,091	54,037	39,223

Earnings for the year	$51,347	$98,804	$68,235

Earnings per share (note 10)
Basic	$0.27	$0.54	$0.39

Diluted	$0.27	$0.53	$0.37

Weighted average number of shares outstanding (000’s) (note 10)
Basic	189,723	183,574	176,654

Diluted	193,685	188,179	184,246

The accompanying notes are an integral part of these consolidated financial statements.

22	GOLDCORP INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

(in thousands of United States dollars)

Years ended December 31,	2004	2003	2002

Retained earnings (deficit) at beginning of year	$63,358	$14,700	$(33,936)

Earnings for the year	51,347	98,804	68,235
Dividends declared on common shares	(31,300)	(50,146)	(19,626)
Interest on note receivable from officer	–	–	27

Retained earnings at end of year	$83,405	$63,358	$14,700

The accompanying notes are an integral part of these consolidated financial statements.

GOLDCORP INC.     23

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of United States dollars)

Years ended December 31,	2004	2003	2002

Cash provided by (used in)
Operating activities
Earnings for the year	$51,347	$98,804	$68,235
Items not affecting cash
Depreciation and depletion	20,058	24,101	17,851
Accretion on closure cost accrual	1,329	1,124	1,021
Gain on sale of purchased bullion	–	(1,664)	–
Gain on sale of marketable securities	(1,391)	(8,186)	(10,958)
Increase (decrease) in provision for decline in value of marketable securities	10,397	(2,044)	(3,834)
Stock option expense	5,081	2,275	–
Future income taxes	18,599	4,123	4,797
Reclamation expenditures	(744)	(346)	(4,454)
Other	(2,881)	(544)	(122)
Change in non-cash operating working capital (note 12)	(48,692)	(22,477)	31,604

Net cash provided by operating activities	53,103	95,166	104,140

Investing activities
Mining interests	(56,125)	(74,528)	(26,835)
Purchase of gold bullion	–	(8,160)	(32,024)
Proceeds on sale of purchased gold bullion	–	45,112	–
Purchase of marketable securities	(22,594)	(88,823)	(201,035)
Proceeds from sale of marketable securities	4,639	94,134	216,353
Decrease (increase) in reclamation deposits	987	(859)	(1,733)

Net cash used in investing activities	(73,093)	(33,124)	(45,274)

Financing activities
Issue of capital stock (note 8)	3,520	26,979	140,963
Dividends paid to common shareholders	(53,071)	(28,375)	(19,626)
Repayment of note receivable from officer	–	–	2,413

Net cash provided by (used in) financing activities	(49,551)	(1,396)	123,750

Effect of exchange rate changes on cash (note 2(k))	23,962	57,475	113

Increase (decrease) in cash and short-term investments	(45,579)	118,121	182,729
Cash and short-term investments at beginning of year	378,954	260,833	78,104

Cash and short-term investments at end of year	$333,375	$378,954	$260,833

The accompanying notes are an integral part of these consolidated financial statements.

24	GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in United States dollars, tabular amounts in thousands)

1.	Nature of the Operation

Goldcorp Inc. is engaged in gold mining and related activities, including exploration, extraction, processing, and reclamation. Gold is produced from mines in both Canada and the United States (“US”). In addition, the Company owns an industrial minerals operation in Western Canada, which produces sodium sulphate used primarily in the detergent industry.

2.	Significant Accounting Policies

(a)	Basis of Presentation

The consolidated financial statements of Goldcorp Inc. and its subsidiaries (the “Company” or “Goldcorp”) have been prepared by management in accordance with accounting principles generally accepted in Canada. These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in Note 14.

(b)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The most significant of these relate to the estimation of mineral reserves and the cost of satisfying reclamation obligations. Actual results could differ from those estimates.

(c)	Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation. The consolidated financial statements are reported in US dollars.

(d)	Revenue Recognition

Revenues from the sale of bullion, concentrate and industrial minerals are recognized when ownership passes to the purchaser at which time the following conditions are met:

•	persuasive evidence of an arrangement exists;
•	delivery has occurred under the terms of the arrangement;
•	the price is fixed or determinable; and
•	collectability is reasonably assured.

All sales contracts are with credit-worthy counterparties.

(e)	Mining Interests

Mining interests represent the capitalized expenditures related to the exploration and development of mineral deposits and related plant and equipment. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate or using the straight-line method over their estimated useful lives, which generally range from five to fifteen years.

The recoverability of the book value of each property is assessed annually for indicators of impairment such as adverse changes to any of the following:

•	estimated recoverable ounces of gold
•	estimated future commodity prices
•	estimated expected future operating costs, capital expenditures and reclamation expenditures

A write-down to fair value is recorded when the expected future cash flow is less than the net book value of the property.

Capitalized costs are accounted for as follows:

•	Costs related to property acquisitions are capitalized until it is determined that the property does not contain reserves that are economically viable. When it is determined that a property is not economically viable the capitalized costs are written-off.
•	Exploration costs incurred to the date of establishing that a property has reserves which are economically recoverable are charged to earnings. Further exploration expenditures are capitalized to the property.
•	Mining expenditures incurred either to develop new ore bodies or to develop mine areas substantially in advance of current production are capitalized. Mine development costs incurred to maintain current production are included in operating expenses.
•	Upon sale or abandonment, the cost of the property and equipment, and related accumulated depreciation or depletion are removed from the accounts and any gains or losses thereon are included in operations.

GOLDCORP INC.     25

(f)	Reclamation and Closure Cost Obligations

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive.

The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has estimated the future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs discounted to net present value. Such estimates are, however, subject to change based on negotiations with regulatory authorities, changes in laws and regulations, and changes in estimated discount rate. These estimates are reviewed annually.

The Company records a liability for the estimated future costs associated with legal obligations relating to the reclamation and closure of its mining properties described above. This amount is initially recorded at its discounted present value with subsequent annual recognition of an accretion amount on the discounted liability. An equivalent amount is recorded as an increase to mining interests and expensed as depreciation and depletion over the useful life of the property. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability for reclamation and closure cost obligations, and the related asset retirement cost is capitalized as part of the carrying amount of the related long-lived asset. Upward revisions in the amount of undiscounted estimated cash flows are discounted using the current credit-adjusted risk-free rate. Downward revisions in the amount of undiscounted estimated cash flows are discounted using the credit-adjusted risk-free rate that existed when the original liability was recognized.

(g)	Inventories

Work-in-process inventories are valued at the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests.

Industrial minerals inventories are finished goods valued at the lower of average production cost or net realizable value.

Supplies are valued at the lower of average cost or replacement cost.

(h)	Cash and Short-Term Investments

Cash and short-term investments consist of investment grade government and corporate money market securities and bank term deposits.

(i)	Gold Bullion

Gold bullion is carried at the lower of average cost or market value.

(j)	Marketable Securities

Marketable securities are accounted for at the lower of their cost or quoted market value. A write-down of an investment in marketable securities to reflect a decline in value is not reversed if there is a subsequent increase in value.

(k)	Foreign Currency Translation

The United States dollar is the measurement currency of the Company’s operations in the United States. The Canadian dollar is the measurement currency of the Company’s Canadian operations.

Unrealized gains and losses due to movements in exchange rates on cash balances held in foreign currencies are shown separately on the Consolidated Statement of Cash Flows. Each operation translates foreign currency denominated transactions into its measurement currency using the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in a foreign currency are translated into the measurement currency of the operation using the year-end rate of exchange giving rise to a gain or loss which is recognized in income during the current period.

For reporting purposes, the Canadian operations are translated into United States dollars using the current rate method. Under this method, all assets and liabilities are translated at the year-end rate of exchange and all revenue and expense items are translated at the average rate of exchange for the year. The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

(l)	Income and Mining Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not likely to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that the tax rate changes.

26	GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in United States dollars, tabular amounts in thousands)

(m)	Earnings per Share

Basic earnings per share is calculated by dividing net earnings by the weighted average number of shares outstanding during the year. The calculation of diluted earnings per share assumes that outstanding options and warrants that are “in-the-money” are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the shares for the period.
The effect is to increase the number of shares used to calculate diluted earnings per share.

(n)	Stock-Based Compensation

The Company applies the fair value method of accounting for all stock option awards. Under this method the Company recognizes a compensation expense for all stock options awarded to employees since January 1, 2003, based on the fair value of the options on the date of grant which is determined by using an option pricing model. The fair value of the options is expensed over the vesting period of the options. Stock options issued to employees before January 1, 2003 were accounted for using the settlement method and accordingly, no compensation expense has been recorded.

3.	Gold Bullion Inventory

		Total	Market	Unrealized
	Ounces	Cost	Value	Gain

Unsold production at December 31,
2004	221,220	$33,895	$96,363	$62,468

2003	20,791	$3,910	$8,675	$4,765

4.	Inventories

	2004	2003

Work-in-process	$10,539	$13,343
Industrial minerals	644	600
Supplies	4,146	3,584

	$15,329	$17,527

5.	Mining Interests

		Accumulated
		Depreciation
	Cost	and Depletion	Net

2004
Mine properties	$287,715	$134,429	$153,286
Plant and equipment	223,662	111,999	111,663

	$511,377	$246,428	$264,949

2003
Mine properties	$223,841	$110,959	$112,882
Plant and equipment	200,152	105,717	94,435

	$423,993	$216,676	$207,317

A summary by property of the net book value of plant and equipment and mine properties is as follows:

	Mine	Plant and
	Properties	Equipment	Total 2004	Total 2003

Canada:
Red Lake Mine	$135,095	$107,516	$242,611	$186,778
Saskatchewan Minerals	580	2,800	3,380	3,266
Other	9,391	712	10,103	9,470

	145,066	111,028	256,094	199,514

United States:
Wharf Mine	7,262	635	7,897	6,845
Other	958	–	958	958

	8,220	635	8,855	7,803

	$153,286	$111,663	$264,949	$207,317

Capitalized expenditures relating to the Red Lake Expansion are not being depreciated. Construction in progress at December 31, 2004 totalled $61,530,000.

GOLDCORP INC.     27

6.	Reclamation and Closure Cost Obligations

The Company’s asset retirement obligations consist of reclamation and closure costs for both active and inactive mines. The present value of obligations relating to active mines is currently estimated at $21,204,000 (2003 – $18,612,000) reflecting payments for approximately the next 55 years. The present value of obligations relating to inactive mines is currently estimated at $5,199,000 (2003 – $3,238,000) reflecting payments for approximately the next 35 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The liability for reclamation and closure cost obligations at December 31, 2004 is $26,403,000 (2003 – $21,850,000). The undiscounted value of this liability is $39,399,000 (2003 – $28,472,000). An inflation rate assumption of 2% has been used. An accretion expense component of $1,329,000 (2003 – $1,124,000) has been charged in 2004 to reflect an increase in the carrying amount of the asset retirement obligation which has been determined using a discount rate of 6.5%. Changes to the reclamation and closure cost balance during the year are as follows:

	2004	2003

Reclamation and closure cost obligations – January 1	$21,850	$20,171
Liabilities settled in the period	(744)	(346)
Accretion expense	1,329	1,124
Revisions in estimated cash flows at 6.5% discount rate	3,968	901

Reclamation and closure cost obligations – December 31	$26,403	$21,850

In relation to these obligations, the Company, at December 31, 2004, had a deposit of $2,187,000 with the Province of Ontario and $2,737,000 with the State of South Dakota, and provided letters of credit of $18,242,000 to the State of South Dakota for reclamation costs in lieu of cash deposits. These amounts are representative of fair value.

7.	Commitments

Goldcorp does not have any unfunded pension liabilities or any guarantees outstanding. In addition, Goldcorp does not have any off-balance sheet arrangements such as unconsolidated entities.

The Company is party to certain operating leases and contracts. Future minimum payments under these agreements at December 31, 2004 are as follows:

2005	$7,038
2006	6,165
2007	2,574
2008	272
2009	89

$16,138

The Company has contractual commitments relating to construction at the Red Lake Mine to be completed in 2007 of which the remaining amount is currently estimated at $50 million using an US to Canadian dollar exchange rate of 1.25.

The Company also has contractual commitments relating to the proposed acquisition of Wheaton River Minerals Ltd (refer to Note 15) where upon successful completion of the transaction, advisory fees of approximately $14 million will be payable to various parties.

8.	Shareholders’ Equity

(a)	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares.

(b)	Equity Issue

On April 30, 2002, the Company issued 8,000,000 Units at a price of US$18.00 per Unit, for net proceeds of $137,740,000. Each Unit consisted of two common shares (valued at US$8.25 per share) and one-half of one share purchase warrant (valued at US$1.50 per half warrant). One full share purchase warrant entitles the holder to purchase two common shares at a total price of US$25.00 (US$12.50 per share) until April 30, 2007.

In addition to the warrants issued April 30, 2002, the Company has 3,000,000 share purchase warrants outstanding, each of which entitles the holder to acquire two common shares, at any time on or before May 13, 2009, at a total price of C$20.00 (C$10.00 per share).

28	GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in United States dollars, tabular amounts in thousands)

(c)	Changes in Capital Stock

	2004		2003		2002
	Shares	Amount	Shares	Amount	Shares	Amount
	(000’s)		(000’s)		(000’s)
Common Shares
Outstanding at beginning of year	189,274	$359,717	182,390	$332,738	165,091	$201,188
Issued pursuant to public offering, net	–	–	–	–	16,000	128,327
Exercise of stock options	706	3,529	6,884	26,979	1,299	3,223

Outstanding at end of year	189,980	$363,246	189,274	$359,717	182,390	$332,738

Warrants on Common Shares
Outstanding at beginning of year	7,000	$16,110	7,000	$16,110	3,000	$4,110
Issued pursuant to public offering, net	–	–	–	–	4,000	12,000

Outstanding at end of year	7,000	$16,110	7,000	$16,110	7,000	$16,110

Total capital stock		$379,356		$375,827		$348,848

(d)	Stock Option Plan

Under the Company’s stock option plan, the Board of Directors may, at its discretion, grant options to purchase common shares, which vest over three years and are exercisable over a period of a maximum of ten years, to directors, officers, employees or consultants of the Company or its affiliates. Stock appreciation rights may also be granted. All current options expire on or before December 6, 2014. The maximum number of shares that the Company is currently authorized to issue under the plan, subsequent to December 31, 2004, is 7,075,000 shares. The stock options are granted in Canadian dollars. The exchange rate between the Canadian and United States dollar at December 31, 2004 was 1.202.

	Options			Average exercise price
	(000’s)			(C$ per share)
	2004	2003	2002	2004	2003	2002
Outstanding at beginning of year	6,012	10,890	8,569	$12.68	$6.92	$4.19
Granted	1,335	2,176	3,687	16.89	17.62	12.26
Exercised	(706)	(6,884)	(1,299)	(6.64)	(5.21)	(3.91)
Cancelled	(497)	(170)	(67)	(16.47)	(9.64)	(9.74)

Outstanding at end of year	6,144	6,012	10,890	$13.98	$12.68	$6.92

		Options outstanding		Options currently exercisable
			Weighted
		Weighted	average		Weighted
		average	remaining		average
	Number	exercise	term of	Number	exercise
Range of exercise price (C$)	outstanding	price (C$)	options	exercisable	price (C$)
	(000’s)		(years)	(000’s)
$2.04 to $3.95	484	$3.14	4.36	484	$3.14
$4.40 to $8.47	119	5.54	4.28	119	5.54
$11.40 to $13.30	2,412	12.24	7.25	1,335	12.27
$16.75 to $18.10	3,011	17.22	9.12	565	17.49
$19.00 to $23.99	118	19.83	8.80	39	19.83

$2.04 to $23.99	6,144	$13.98	7.91	2,542	$11.49

GOLDCORP INC.     29

The fair value of the 3,511,600 options granted subsequent to January 1, 2003 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4%; dividend yield of 1%; volatility factor of the expected market price of the Company’s common stock of 42% (2003 – 45%); and a weighted average expected life of the options of 5 years. The estimated fair value of the options is expensed over the options’ vesting period, which is 3 years. The weighted average grant date fair values of options issued in 2004 and 2003 were C$6.29 and C$6.96, respectively.

The following is the Company’s pro forma earnings for 2004, 2003, and 2002, with the fair value method applied to all options issued since January 1, 2002 (the Black-Scholes option pricing model assumptions used for 2002 are consistent with those noted for 2003 and 2004 with the exception of a volatility factor of 40%):

	2004	2003	2002

Earnings for the year	$51,347	$98,804	$68,235
Pro forma net additional compensation expense related to fair value of stock options issued	(1,433)	(3,923)	(4,953)

Pro forma earnings for the year	$49,914	$94,881	$63,282

Pro forma earnings per share for the year – Basic	$0.26	$0.52	$0.36

Pro forma earnings per share for the year – Diluted	$0.26	$0.50	$0.34

(e)	Contributed Surplus

Contributed surplus is increased in connection with the recognition of compensation cost relating to stock options. Contributed surplus is decreased when those stock options are exercised.

	2004	2003

Contributed surplus at beginning of year	$2,275	–

Add: Stock option expense for the year	5,081	2,275
Less: Stock options exercised	(9)	–

Contributed surplus at end of year	$7,347	$2,275

(f)	Cumulative Translation Adjustment

The change in the cumulative translation adjustment represents the net unrealized foreign exchange gain on translation of the
Canadian dollar denominated accounts of the Canadian operations to US dollars for reporting purposes.

(g)	Retained Earnings Deficit

Effective December 31, 1997, pursuant to a directors’ resolution, the accumulated retained earnings deficit of $70,573,000 was eliminated by an offsetting reduction in contributed surplus.

9.	Income and Mining Taxes

(a)	Earnings Before Taxes

Earnings before taxes by tax jurisdiction is comprised of the following:

	2004	2003	2002

Canada	$77,062	$152,600	$107,108
United States	4,376	241	350

Total	$81,438	$152,841	$107,458

(b)	Provision for Income and Mining Taxes

The Company is subject to income and mining taxes in both Canada and the United States. The provision for income and mining taxes is as follows:

	2004	2003	2002

Income and mining taxes
Current
Canada	$13,027	$49,873	$34,426
United States	(1,535)	41	–
Future
Canada	18,599	4,123	4,797

Income and mining tax provision	$30,091	$54,037	$39,223

Income and mining taxes paid	$39,584	$75,875	$1,564

30	GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in United States dollars, tabular amounts in thousands)

The provision for income and mining taxes differs from the amount that would have resulted by applying Canadian federal and weighted average provincial statutory income tax rates of approximately 40% (2003 – 40%; 2002 – 41%) to earnings as described in the table below:

	2004	2003	2002

Income taxes
Income tax provision calculated using statutory tax rates	$32,575	$61,136	$44,058
Change in corporate income tax rates	–	920	–
Non-taxable portion of realized capital losses (gains)	1,787	(2,325)	(3,032)
Resource allowance	(9,009)	(13,784)	(10,312)
Mining duties deduction	(1,468)	(3,266)	–
Non-deductible stock option expense	2,016	904	–
Foreign earnings subject to different tax rates	(191)	(28)	(51)
Provincial mining taxes	7,460	11,855	9,591
Settlement of prior years’ tax issues	(1,598)	(1,414)	–
Realization of tax asset not previously recognized	(920)	–	(1,045)
Reduction in valuation allowance	–	(82)	(216)
Other	(561)	121	230

Consolidated income and mining tax provision	$30,091	$54,037	$39,223

(c)	Future Tax Balances

The tax effects of temporary differences that give rise to future income tax assets and future income tax liabilities at December 31, 2004 and 2003 are as follows:

	2004	2003

Canada:
Future tax liabilities – current:
Gold bullion	$3,171	$199
Inventories	421	556
Future tax liabilities – long-term:
Mining interests	76,787	53,194

	80,379	53,949
Future tax assets – current:
Marketable securities	2,207	25
Accounts payable and accrued liabilities	236	669
Future tax assets – long-term:
Future mining taxes	4,117	4,138
Provision for reclamation and closure costs	3,494	1,911
Non capital loss carry forwards	111	226
Cumulative eligible capital balance	976	973
Share issue costs	1,231	1,755

	12,372	9,697
Valuation allowance	(3,752)	(3,609)

	8,620	6,088

Total Canada	$71,759	$47,861

GOLDCORP INC.     31

(c)	Future Tax Balances (continued)

	2004	2003

United States:
Future tax liability – current:
Inventories	$962	$892
Future tax liability – long-term:
Mining interests	699	307

	1,661	1,199
Future tax assets – current:
Accounts payable and accrued liabilities	779	611
Future tax assets – long term:
Net operating loss carry forwards	2,093	2,918
Mining interests	762	367
Alternative minimum tax credit carry forwards	6,307	6,083

	9,941	9,979
Valuation allowance	(8,280)	(8,780)

	1,661	1,199

Total United States	$–	$–

Total net future tax liability	$71,759	$47,861

(d)	Tax Loss Carry Forwards

Subsidiaries of the Company have non capital loss carry forwards of approximately $356,000 available for Canadian income tax purposes in certain circumstances to reduce taxable income. These losses expire from 2005 to 2011. The benefit of these tax loss carry forwards has not been recognized for accounting purposes.

A subsidiary of the Company has net operating loss carry forwards of approximately $8,849,000 available for United States income tax purposes to reduce taxable income. These losses expire from 2021 to 2023. The benefit of these tax loss carry forwards has not been recognized for accounting purposes.

10.	Earnings per Share

The following table sets forth the computation of diluted earnings per share:

	2004	2003	2002

Earnings available to common shareholders	$51,347	$98,804	$68,235

Divided by:
Weighted average shares outstanding (000’s)	189,723	183,574	176,654
Effect of dilutive securities:
Employee stock options and warrants	3,962	4,605	7,592

Adjusted weighted average shares and assumed conversions	193,685	188,179	184,246

Basic earnings per share	$0.27	$0.54	$0.39

Diluted earnings per share	$0.27	$0.53	$0.37

The following lists the number of stock options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average fair market value of the common shares for the year, and which were therefore not dilutive:

	2004	2003	2002

Stock options and warrants (000’s)	1,804	34	5,392

32	GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in United States dollars, tabular amounts in thousands)

11.	Segmented Information

The Company has two reportable industry segments: gold mining in Canada and the United States and industrial minerals mining and processing in Canada. The Company’s gold mines include the Red Lake Mine located in northern Ontario and the Wharf Mine located in South Dakota. The industrial mineral operation, Saskatchewan Minerals, is located in Saskatchewan and produces sodium sulphate primarily for the detergent industry. Revenues from gold operations are attributed based on the location of the operation and revenues from industrial mineral operations are based on the location of the customer.

	2004	2003	2002

Gold
Revenues:
Canada	$152,198	$224,033	$144,856
United States	26,121	24,921	26,352

	178,319	248,954	171,208
Depreciation and depletion	19,713	23,828	17,613
Accretion	1,199	1,113	1,012
Operating income before taxes	94,090	145,340	96,183
Total assets	325,522	241,555	166,005
Expenditures for mining interests	55,952	74,086	26,358

Industrial Minerals
Revenues:
Canada	$7,673	$7,562	$8,372
United States	5,024	6,126	5,614

	12,697	13,688	13,986
Depreciation and depletion	345	273	238
Accretion	130	11	9
Operating income before taxes	799	1,668	2,685
Total assets	6,998	6,352	5,211
Expenditures for mining interests	173	442	477

Total
Revenues:
Canada	$159,871	$231,595	$153,228
United States	31,145	31,047	31,966

	191,016	262,642	185,194
Depreciation and depletion	20,058	24,101	17,851
Accretion	1,329	1,124	1,021
Operating income before taxes	94,889	147,008	98,868
Total assets	332,520	247,907	171,216
Expenditures for mining interests	56,125	74,528	26,835

Reconciliation of Reportable Segment Items

Operating income from reportable segments before taxes	$94,889	$147,008	$98,868
Gain on sale of purchased bullion	–	1,664	–
Gain on marketable securities	1,391	8,186	10,958
Decrease (increase) in provision for decline in marketable securities	(10,397)	2,044	3,834
Interest and other income	9,354	7,241	4,021
Gain (loss) on foreign currency	211	(1,164)	(933)
Corporate expenses	(14,010)	(12,138)	(9,290)

Earnings before taxes	$81,438	$152,841	$107,458

Total assets from reportable segments	$332,520	$247,907	$171,216
Corporate and other	368,998	390,616	286,533

Total assets	$701,518	$638,523	$457,749

GOLDCORP INC.     33

12.	Change in Non-Cash Operating Working Capital

	2004	2003	2002

Decrease (increase) in current assets:
Gold bullion	$(27,986)	$8,122	$(6,940)
Accounts receivable	2,377	(4,882)	(113)
Inventories	9,710	(3,825)	1,327
Prepaid expenses	(13)	(53)	(221)
Increase (decrease) in current liabilities:
Accounts payable	656	10	2,692
Accrued liabilities	(5,646)	4,110	385
Taxes payable	(27,790)	(25,959)	34,474

	$(48,692)	$(22,477)	$31,604

13.	Fair Value of Financial Instruments

At December 31, 2004 and 2003, the carrying amounts of cash and short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their short term nature. Goldcorp had no outstanding derivative financial instruments related to future gold production at December 31, 2004 and 2003.

14.	Reconciliation to United States Generally Accepted Accounting Principles

Reconciliation of earnings determined in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) to earnings determined under accounting principles which are generally accepted in the United States (“US GAAP”) is as follows:

	2004	2003	2002
	(restated (g))

Earnings for the year as reported under Canadian GAAP	$51,347	$98,804	$68,235
FAS 143 cumulative adjustment (b)	–	(1,021)	(2,592)
Effect of substantively enacted rates on income taxes (g)	(1,468)	(3,266)	–

Earnings for the year in accordance with US GAAP	49,879	94,517	65,643

Unrealized gains (losses) on securities, net of reclassification adjustment (a)	(1,317)	4,781	3,042
Cumulative translation adjustment	41,459	80,909	383

Comprehensive income for the year under US GAAP (f)	$90,021	$180,207	$69,068

Earnings per share in accordance with US GAAP
Basic	$0.26	$0.51	$0.37

Diluted	$0.26	$0.50	$0.36

Differences between Canadian and US GAAP, as they affect the Company’s financial statements, are as follows:

(a)	Under US GAAP (FAS 115), the Company’s investments in securities would be classified as available-for-sale securities and carried at fair value. The unrealized holding gains at December 31, 2004 on available-for-sale securities are not recognized under Canadian accounting principles, but are recognized under United States accounting principles as a component of comprehensive income and reported as a net amount in a separate component of shareholders’ equity until realized. The amounts recorded in comprehensive income are shown net of tax expense (recovery) of ($329,000) (2003 – $1,195,000; 2002 – $809,000).

(b)	On January 1, 2003, the Company adopted FAS 143, “Accounting for Asset Retirement Obligations” which is consistent with the Canadian standard, however, under US GAAP, prior periods are not restated and the cumulative effect of the adoption of the standard is recorded in the period of adoption with the effect for 2003 being a decrease in earnings of $1,021,000 ($0.01 per share).

(c)	United States accounting principles do not allow for the use of contributed surplus to eliminate a deficit.

(d)	Under US GAAP, the renunciation of tax deductions to holders of flow-through shares is treated as a future tax expense rather than as a cost of issuing equity as required by Canadian accounting principles.

(e)	Under US GAAP a proportionate amount of the cumulative translation adjustment account is not recognized in earnings when there is a reduction in the Company’s net investment in a subsidiary as a result of dividend distributions.

(f)	Under US GAAP, FAS 130, “Reporting Comprehensive Income” establishes rules for the reporting and display of comprehensive income and its components. Comprehensive income is net income, plus certain other items that are recorded directly to shareholders’ equity such as foreign currency translation adjustments and unrealized gains (losses) on marketable securities.

34	GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in United States dollars, tabular amounts in thousands)

(g)	In 2003, certain changes to income tax legislation affecting mining companies became law; however, the enabling regulations which quantify the deduction for mining taxes paid permitted by this change in legislation (which is considered to substantively enacted for Canadian GAAP purposes) had not yet received the required approval to be considered enacted for US GAAP purposes. Consequently for US GAAP purposes the 2003 results have been restated to remove the benefit accrued for the deduction for income tax purposes of actual provincial and other Crown royalties and mining taxes paid as at December 31, 2003. The benefits of this change in legislation will be recognized for US GAAP purposes when the approval for the amendments to the regulations has been given. The net effect of the restatement is to increase the tax provision for 2003 by an amount of $3,266,000. These legislative changes still remained in draft at December 31, 2004, hence the additional GAAP difference for 2004 was $1,468,000.

(h)	Shareholders’ equity determined in accordance with Canadian GAAP is reconciled to shareholders’ equity in accordance with US GAAP as follows:

As at December 31,	2004	2003	2002
	(restated (g))

Capital stock
In accordance with Canadian GAAP	$379,356	$375,827	$348,848
Renunciation of tax deductions on flow-through shares (d)	1,281	1,281	1,281

In accordance with US GAAP	380,637	377,108	350,129

Accumulated Other Comprehensive Income
Cumulative translation adjustment
In accordance with Canadian GAAP	107,741	66,282	(14,627)
Realization of cumulative translation adjustment (e)	3,371	3,371	3,371

In accordance with US GAAP	111,112	69,653	(11,256)

Unrealized gain on available-for-sale securities
In accordance with Canadian GAAP	–	–	–
Unrealized holding gains arising during the year, net of taxes of $1,905,000 (2003 – $4,002,000, 2002 – $3,915,000)	7,619	16,007	14,728
Reclassification adjustments for gains recorded in earnings, net of taxes of $278,000 (2003 – $2,046,000, 2002 – $3,106,000) (a)	(1,113)	(8,184)	(11,686)

In accordance with US GAAP	6,506	7,823	3,042

Total Accumulated Other Comprehensive Income	117,618	77,476	(8,214)

Contributed surplus
In accordance with Canadian GAAP	7,347	2,275	–
Elimination of deficit with offsetting reduction to contributed surplus (c)	70,573	70,573	70,573
Adjusted reduction to contributed surplus resulting from the amalgamation with CSA Management Inc.	(56,276)	(56,276)	(56,276)

In accordance with US GAAP	21,644	16,572	14,297

Retained earnings
In accordance with Canadian GAAP	83,405	63,358	14,700
Realization of cumulative translation adjustment (e)	(3,371)	(3,371)	(3,371)
FAS 143 cumulative adjustment (b)	–	–	1,021
Elimination of deficit with offsetting reduction to contributed surplus (c)	(70,573)	(70,573)	(70,573)
Adjusted reduction to contributed surplus resulting from the amalgamation with CSA Management Inc.	56,276	56,276	56,276
Renunciation of tax deductions on flow-through shares (d)	(1,281)	(1,281)	(1,281)
Effect of substantively enacted rates on income taxes (g)	(4,734)	(3,266)	–

In accordance with US GAAP	59,722	41,143	(3,228)

Shareholders’ equity
In accordance with Canadian GAAP	$577,849	$507,742	$348,921

In accordance with US GAAP	$579,621	$512,299	$352,984

GOLDCORP INC.     35

(i)	Stock options

The Company has a stock-based employee compensation plan which is described more fully in Note 8(d). Prior to 2003, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost was reflected in 2002 net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2003, the Company adopted the fair value recognition provisions of FAS 123, “Accounting for Stock-Based Compensation”, prospectively to all employee awards granted, modified, or settled after January 1, 2003. Awards under the Company’s plans vest over three years. Therefore, the cost related to stock-based employee compensation included in the determination of net income for 2004 and 2003 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of FAS 123. A table has been provided to illustrate the effect on earnings and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

The fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 2004, 2003, and 2002, respectively: risk-free interest rate of 4%, for each year; dividend yield of 1% for each year; volatility factors of the expected market price of the Company’s common stock of 42%, 45%, and 40%, respectively; and a weighted average expected life of the options of 5 years.

The weighted average grant date fair values of options issued in 2004, 2003 and 2002 were C$6.29, C$6.96, and C$4.84, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is expensed over the options’ vesting period, which is 3 years. The following are the Company’s pro forma earnings in accordance with United States accounting principles:

	2004	2003	2002
	(restated (g))

Earnings for the year, US GAAP	$49,879	$94,517	$65,643

Deduct: Unrecorded stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,480)	(4,186)	(5,820)

Pro forma earnings	$48,399	$90,331	$59,823

Earnings per share, US GAAP
Basic – as reported	$0.26	$0.51	$0.37

Basic – pro forma	$0.26	$0.49	$0.34

Diluted – as reported	$0.26	$0.50	$0.36

Diluted – pro forma	$0.25	$0.48	$0.32

(j)	Impact of Recent United States Accounting Pronouncements

Recently issued United States accounting pronouncements have been outlined below. Goldcorp believes the new standards issued by the U.S. Financial Accounting Standards Board (FASB) will not affect the Company.

In November 2004, the FASB issued FAS 151 which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material as they relate to inventory costing and requires these items to be recognized as current period expenses. Additionally, the allocation of fixed production overheads to the cost of inventory should be based on the normal capacity of the production facilities. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the application of FAS 151 will have an impact on the consolidated financial statements under US GAAP.

In December 2004, the FASB issued FAS 153 which deals with the accounting for the exchanges of nonmonetary assets and is an

36	GOLDCORP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in United States dollars, tabular amounts in thousands)

amendment of APB Opinion 29. FAS 153 eliminates the exception from using fair market value for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance, as defined. FAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe that the application of FAS 153 will have an impact on the consolidated financial statements, under US GAAP.

In December 2004, FASB Statement No. 123 (revised), “Share-based Payment” was issued. This Statement requires an entity to recognize the grant-date fair value of stock options and other equity-based compensation issued to employees in the income statement. FASB 123 (revised) eliminates the ability to account for share-based compensation transactions using the intrinsic value method in APB Opinion No. 25. The Company, effective January 01, 2003, adopted FASB Statement 123, “Accounting for Stock-based Compensation” as amended by FASB Statement 148, “Accounting for Stock-based Compensation – Transition and Disclosure”, and will adopt FASB No. 123 (revised) in 2006 in accordance with the appropriate transition options and adoption period prescribed in the statement. Adoption of this standard is not expected to have an impact on the consolidated financial statements.

15.	Subsequent Events

On December 6, 2004, Goldcorp and Wheaton River Minerals Ltd. (“Wheaton”) issued a joint press release announcing a proposed transaction which provided for Goldcorp to make a friendly take-over bid for Wheaton on the basis of one Goldcorp share for every four Wheaton shares. On December 29, 2004, Goldcorp mailed the Goldcorp Take-over Bid Circular to the Wheaton shareholders.

On December 16, 2004, Glamis Gold Limited publicly announced its intention to make a hostile take-over bid for Goldcorp. On January 7, 2005, the Glamis Bid Circular was mailed to Goldcorp shareholders.

On February 8, 2005, Goldcorp announced a special US$0.50 per share cash dividend would be payable to existing Goldcorp shareholders should shareholders approve the Wheaton acquisition or Goldcorp’s takeover bid. The payment of a special dividend would result in an adjustment to the exchange ratio of Goldcorp’s outstanding warrants – an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant.

On February 10, 2005, at the special meeting of shareholders, approximately 65% of Goldcorp shareholders who voted were in favour of approval of the issuance of additional Goldcorp common shares to effect the acquisition of Wheaton. Following the vote, Glamis publicly stated that they would allow their competing bid for Goldcorp to expire.

As of February 14, 2005, approximately 70% of the outstanding Wheaton common shares (403,165,952 shares) have been tendered to Goldcorp’s offer. This satisfied the minimum two-thirds bid requirement under the terms of the offer to acquire Wheaton. On the same day, Goldcorp extended the offer expiry date to February 28, 2005 to give remaining Wheaton shareholders more time to tender their shares. With conditions met, the special US$0.50 per share dividend, totaling approximately $95 million, is payable to shareholders of record on February 16, 2005 and will be paid on February 28, 2005.

Costs incurred with respect to the Wheaton acquisition as of December 31, 2004, have been recorded on the balance sheet under Deferred charges.

DIRECTORS

David R. Beatty, o.b.e.(4)

•	Resident of Toronto, Ontario

•	Chair and Chief Executive Officer of Beatinvest Limited, an Investment company. He is currently Managing Director of the Canadian Coalition for Good Governance and Professor of Strategy and Director of the Clarkson Centre for Business Ethics at the University of Toronto. He serves on the boards of the Bank of Montreal, Inmet Mining, First Service and Thistle Mining. He was previously Chair and Chief Executive Officer of Old Canada Corporation.

•	Director of Goldcorp and its predecessor companies since 1994.

Ronald M. Goldsack(1)

•	Resident of Toronto, Ontario

•	He is the President of Pondfield Capital Corporation Inc., an independent investment consultant company in corporate acquisitions, mergers, takeovers and valuations.

•	Director of Goldcorp since 2003.

Stuart R. Horne

•	Resident of Caledon, Ontario

•	President of Tombill Mines Ltd.

•	Director of Goldcorp since 2000. He was a director of CSA Management Inc. from 1985 to 2000.

James P. Hutch, p.eng.(4)

•	Resident of Saskatoon, Saskatchewan

•	Engineer. He is President of Hutchtech Inc., an engineering consulting firm, for the past nine years. He is past President and Chief Executive Officer, and past Chair of the Saskatchewan Research Council. He has held senior executive and leadership positions in government, and the mining and manufacturing industries. He chairs and is a member of boards of directors of a number of advanced technology companies.

•	Director of Goldcorp and its predecessor companies since 1998.

Brian W. Jones (1)(2)(3)

•	Resident of St. Louis, Missouri, USA

•	President and Chief Executive Officer of New Heights International Inc., an investment holding company. He is a Director of several corporations.

•	Director of Goldcorp and its predecessor companies since 1990.

Robert R. McEwen

•	Resident of Toronto, Ontario

•	Chairman and Chief Executive Officer.

•	He has been a Director of Goldcorp and its predecessor companies since 1986. He is also Chair, Chief Executive Officer and a Director of Lexam Explorations Inc. He was previously Chair, Chief Executive Officer and a Director of CSA Management Inc.

Dr. Donald R.M. Quick(2)(3)(4)

•	Resident of Hamilton, Ontario

•	He is a Doctor of Chiropractic and owned and operated the East Hamilton Chiropractic Clinic from 1977 – 2002. Director of Goldcorp since 2000. He was a director of CSA Management Inc. from 1996 to 2000.

Michael L. Stein (1)(2)(3)

•	Resident of Toronto, Ontario

•	He is the Chair and Chief Executive Officer of the MPI Group, a private investment company. He is also Executive Chair of CAP REIT. Previously, Chair and Chief Executive Officer of Canada Apartment Communities Inc. and Canadian Apartment Management Inc.

•	Director of Goldcorp since 2000. He was a director of CSA Management Inc. from 1994 to 2000.

(1)	Member of Audit Committee.

(2)	Member of the Nominating & Corporate Governance Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Health, Safety & Environment Committee.

OFFICERS

Robert R. McEwen
Chairman and Chief Executive Officer

Gilles Filion
Vice President, Exploration

John A. Begeman
Vice President, Western Operations

Mike Hoffman
Vice President, Projects

Brad J. Boland
Vice President, Finance

R. Gregory Laing
Vice President, Legal

Perry Y. Ing
Corporate Controller

MINE MANAGERS

John A. Begeman
Vice President, Western Operations – Wharf Mine

Steve Hodgson
General Manager – Saskatchewan Minerals

Claude Lemasson
General Manager – Red Lake Mine

Corporate Office
145 King Street West, Suite 2700
Toronto, Ontario, Canada M5H 1J8

Tel: (416) 865-0326
Fax: (416) 361-5741
Email: info@goldcorp.com
Website: www.goldcorp.com

Investor Relations Enquiries
(800) 813-1412 (Canada and United States)

Listings
Common Shares

Trading Symbol: GG

Trading Symbol: G

Warrants

Trading Symbol: G.WT (Expiry May 13, 2009)

Trading Symbol: G.WT.U (Expiry April 30, 2007)

Options
CBOE Chicago Board of Options Exchange
AMEX American Stock Exchange
PCX Pacific Stock Exchange
MX Montreal Exchange

Index Memberships
S&P Composite Index
S&P/TSX Canadian Mid Cap Index
S&P/TSX Canadian Gold Mines Index
FTSE London Gold Mines Index
XAU Philadelphia Stock Exchange Gold Index
HUI American Stock Exchange Gold Bugs Index
GDM American Stock Exchange Goldminer Index
GMI Barron’s Gold Mining Index

Annual Report on Annual Information Form and United States SEC Form 40-F

Shareholders may obtain a copy of the Company’s 2004 Annual Information Form and United States SEC Form 40-F without charge, upon written request.

Principal Registrar and Transfer Agent

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, Ontario M5J 2Y1
Tel: (800) 564-6253
Fax: (416) 981-9800
Shareholder Enquires: (800) 564-6253
Email: caregistryinfo@computershare.com

Co-Registrar and Transfer Agent
The Bank of New York
101 Barclay Street
New York, New York 10286
Tel: (212) 815-4137
Fax: (212) 815-6979
Shareholder Enquiries: (800) 524-4458

Auditors
KPMG LLP
Chartered Accountants
Toronto, Canada